

11016723

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
FEB 2 8 2011
WASH. D.C. 21

SEC FILE NUMBER
8-52768

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/10___ AND ENDING___12/31/10___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IAT Markets, LLC

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Central Park West, Suite 13-A
_____
(No. and Street)

New York	New York	10025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Augustine Udo   (917) 498-0061

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
_____
(Name – if individual, state last, first, middle name)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

     ☒ Certified Public Accountants
     ☐ Public Accountant
     ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I ___Augustine Udo_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___IAT Markets, LLC_____ , as
of ___December 31_____, 2010, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
President
Title

Cynthia Anne Clark
Notary Public

2·18· 11

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

*__For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__

IAT Markets, LLC
Statement of Financial Condition
December 31, 2010

Assets		
Cash and cash equivalents	$	18,225
Other assets		805
Total assets	$	19,030
Liabilities and Members' Equity		
Liabilities		
Accounts payable and accrued expenses	$	11,000
Members' equity		8,030
Total liabilities and members' equity	$	19,030

The accompanying notes are an integral part of this financial statement.

1.   Organization

IAT Markets, LLC (a limited liability company) (the "Company") was organized on July 19, 2000 and is a registered broker-dealer subject to regulation by the Securities and Exchange Commission (SEC). The Company is also a member of the Financial Industry Regulatory Authority (FINRA).

The Company is authorized to act as an introducing broker in the trading of debt and equity securities on a "give-up" basis. The Company will not hold customer funds or safe keep customer securities.

The Company was engaged as a broker-dealer during the year ended December 31, 2010, but did not have any closed transaction activity for the year.

2.   Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Income Taxes
As a limited liability company, the Company is not liable for federal or state income taxes. The members are responsible to report separately the distributive share of member income or loss to tax authorities.

3.   Capital Transactions

The majority member, International Asset Transactions, LLC, intends to infuse sufficient working capital to meet operational shortfalls and continued compliance with minimum net capital requirements. During the year ended December 31, 2010, the majority member contributed $20,052 of additional capital and received no distributions. (See Note 4)

4.   Related Party

The Company entered into an expense sharing agreement with its majority member, International Asset Transactions, LLC. During 2010, goods and services were provided under the expense sharing agreement totaling $8,052, which was contributed to members' equity. The majority member contributed capital to the Company in the amount of $12,000 in addition to the goods and services provided under the expense sharing agreement.

5. Net Capital Requirements

The Company is subject to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2010, the Company had net capital of $7,225, which was $2,225 in excess of its required net capital of $5,000. The Company had aggregate indebtedness of $11,000. Its ratio of aggregate indebtedness to net capital was 1.52 to 1.

6. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company, as an introducing broker, will clear all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmit all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that either the customer or clearing broker is unable to fulfill its obligations.

7. Subsequent Events

The Company has evaluated subsequent events through February 21, 2011, the date financial statements were available for issuance.

* * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2010 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * *

INDEPENDENT AUDITORS' REPORT

To the Members
IAT Markets, LLC

We have audited the accompanying statement of financial condition of IAT Markets, LLC (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of IAT Markets, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

Lake Success, N.Y.
February 21, 2011